Mail Stop 3561

December 23, 2009

Mr. Man-Shing Wu
Chief Executive Officer
Eatware, Inc.
23/F Westin Center, 26 Hung To Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Eatware, Inc.**
> **Form 10-K/A for Fiscal Year Ended**
> **March 31, 2009**
> **Filed December 3, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended**
> **June 30, 2009**
> **Filed December 3, 2009**
> **File No. 333-139910**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended March 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organizations and Business Background

Business History, F-7

1. We note your response to our prior comment two. It does not appear that you have adequately disclosed the disposition of Wholly Success Technology Group. Please revise to provide additional detail regarding the sale of this entity including your analysis of the related accounting treatment. Based on your response, it appears that the operations of Wholly Success Technology Group within your December 31, 2008 audited fiscal year-end financial statements should follow the disclosure requirements per FASB ASC 205-20-45 and 205-20-50. Please revise or advise.

Item 9A – Controls and Procedures, page 29

2. Please tell us how the revisions to your filing in response to our previous comment letter and the comments issued herein impacted management's conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Your response should include a detailed discussion of the factors you considered in reaching your conclusions. Alternatively, you may amend your March 31, 2009 Form 10-K and June 30, 2009 Form 10-Q to revise your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Signatures, page 37

3. It does not appear that your amended filing is accompanied by updated signatures from each of your officers and directors at the time of filing. Please revise to provide currently dated signatures. Refer to the requirements of Form 10-K.

Section 302 Certifications

4. It does not appear that updated Section 302 certifications were filed with your amended March 31, 2009 Form 10-K. Please revise to provide currently dated certifications signed by your principal executive officer and principal financial officer at the time of filing. Refer to Item 601(31) of Regulation S-K.

Section 906 Certifications

5. It does not appear that updated Section 906 certifications were furnished with your amended March 31, 2009 Form 10-K. Please revise to provide currently dated certifications signed by your principal executive officer and principal financial officer at the time of filing.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2009

Signatures

6. Please amend your Form 10-Q to address our comments above. Specifically, ensure:
   - Your amended filing is accompanied by currently dated signatures from each of your signing officers at the time of filing.
   - You include Section 302 certifications that are currently dated and signed by your principal executive officer and principal financial officer at the time of filing. Refer to Item 601(31) of Regulation S-K.
   - You provide Section 906 certifications that are currently dated and signed by your principal executive officer and principal financial officer at the time of filing.

Other Exchange Act Reports

7. We note your response to our prior comment ten. Please note that a change in fiscal year end should not result in a lapse of reporting financial statements for any period. As such, our prior comment will be re-issued. We note that you changed your fiscal year end from December 31 to March 31 in connection with the acquisition of EEL and EWIP. As the transaction occurred <u>after the end of your last fiscal year</u> (i.e. December 31, 2008), you are required to file a Form 10-K for CHSH for the fiscal year ended December 31, 2008. Please file this Form 10-K immediately or tell us when it will be filed.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Ethan Horowitz, Staff Accountant, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services